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Filed by State Street Research Capital Trust
Pursuant to Rule 425 Under the Securities Act of 1933 and
Deemed filed pursuant to Rule 14a-2 of the Securities Exchange Act of 1934
Subject Company: State Street Research Capital Trust
SEC File No. 2-86271

This filing relates to the proposed reorganizations of certain series of State Street Research trusts ("State Street Research") into certain series of the BlackRock Funds ("BlackRock") pursuant to Agreements and Plans of Reorganization, forms of which are on file with the U.S. Securities and Exchange Commission as appendices to the Combined Prospectus/Proxy Statements on Form N-14 filed by BlackRock on November 8, 2004, and which are incorporated by reference into this filing.

The following is a notice sent to certain broker-dealers describing the new fund line-up and portfolio management teams that will result from the proposed reorganizations.

Important Information:
Proposed Fund Line-up and Portfolio Management Teams

State Street Research (SSR) shareholders were sent a prospectus/proxy statement soliciting their approval of the reorganization of SSR funds into BlackRock funds in connection with BlackRock's recent agreement to acquire the parent company of State Street Research & Management Company (SSRM), the investment adviser to the SSR funds, from MetLife, Inc.

The grid on the next page outlines the proposed fund line-up and portfolio management teams. These reorganizations are subject to shareholder approval and the closing of BlackRock's acquisition of SSRM, which is expected to occur in early 2005.

We appreciate your patience and understanding during this period of transition and thank you for your continued support.
IF YOU NEED FURTHER INFORMATION, PLEASE CALL US AT 1-800-882-0052,
MENU OPTION 5, EXT. 1400


ADDITIONAL INFORMATION AND WHERE TO FIND IT
BlackRock Funds ("BlackRock") has filed Combined Prospectus/Proxy Statements with the Securities and Exchange Commission (SEC) Registration Statements, on Form N-14 (Nos. 333-119445, 333-119446, 333-119447, 333-119457, 333-119448,
333-119449, 333-119450, 333-119451, 333-119452, 333-119453, 333-119454,
333-119456, 333-119458, 333-119459 and 333-119461), of BlackRock and certain
State Street Research ("SSR") funds and other relevant materials regarding the proposed reorganizations (the "Reorganizations") of certain series of SSR funds into certain series of BlackRock funds. The Combined Prospectus/Proxy Statements, of which this Questions and Answers summary is a part, is being sent, simultaneously with the summary, to security holders of SSR seeking their approval of the reorganizations. WE URGE YOU TO READ THE COMBINED PROSPECTUS/PROXY STATEMENTS FILED BY BLACKROCK WITH THE SEC ON NOVEMBER 8, 2004, AND THE OTHER RELEVANT MATERIALS FILED BY BLACKROCK OR SSR WITH THE SEC BEFORE VOTING OR MAKING ANY INVESTMENT DECISION WITH RESPECT TO THE REORGANIZATIONS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT BLACKROCK, SSR AND THE REORGANIZATIONS.
You may obtain a free copy of these materials and other documents filed by BlackRock or SSR with the SEC on the SEC's website at www.sec.gov. In addition, the documents filed with the SEC by BlackRock may be obtained free of charge by directing such request to: BlackRock Funds, Bellevue Park Corporate Center, 100 Bellevue Parkway, Wilmington, Delaware, 19809, (800) 441-7762. Documents filed with the SEC by SSR may be obtained free of charge by directing such request to:
State Street Research, One Financial Center, Boston, Massachusetts, 02111, (877) 773-8637.

FOR USE WITH BROKER/DEALERS ONLY.
NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO
THE PUBLIC OR USED IN ORAL OR WRITTEN FORM IN SOLICITING SALES.

Proposed Fund Line-Up and Portfolio Management Teams

SSR FUND       MERGE INTO        INVESTMENT STYLE  BENCHMARK FOR BLK FUND  PM TEAM                          SURVIVING TRACK RECORD
SSR ASSET      BLK Balanced      Keep existing     60% S&P 500,            Merged team led by Andrew Damm   SSR Asset Allocation
ALLOCATION                       strategy          40% Lehman US           (BLK) & Linda Zhang (SSR)
                                                   Aggregate

SSR AURORA     BLK Aurora        Keep active       Russell 2500(R)         Merged team led by Wayne         SSR Aurora
                                 fundamental       Value                   Archambo (BLK)

SSR EMERGING   BLK Small/Mid     Keep active       Russell 2500(R)         Consolidate under merged team    SSR Emerging Growth
GROWTH         Growth            fundamental       Growth                  led by Neil Wagner (BLK) &
                                                                           Eileen Leary (SSR)

SSR GLOBAL     BLK Global        Keep active       Lipper Natural          SSR energy team led by Dan       SSR Global Resources
RESOURCES      Resources         fundamental       Resources and           Rice & Denis Walsh
                                                   S&P 500

SSR            BLK               Keep relative     Lehman                  BLK fixed income team led by     BLK Intermediate
GOVERNMENT     Intermediate      value             Intermediate            Scott Amero, Keith Anderson &    Government Income
INCOME         Government                          Government              Todd Kopstein

SSR HEALTH     BLK Health        Keep active       Lipper                  Merged team led by Erin Xie      SSR Health Sciences
SCIENCES       Sciences          fundamental       Health/Bio-             (SSR) & Thomas Callan (BLK)
                                                   technology and
                                                   S&P 500

SSR HIGH       BLK High Yield    Keep relative     Lehman US               BLK fixed income team led by     BLK High Yield
INCOME                           value             Corporate HY            Scott Amero & Jeff Gary

SSR            BLK Select        Change to         S&P 500                 BLK quantitative equity team     BLK Select Equity
INVESTMENT     Equity            active quant                              led by David Byrket & Fred
TRUST                                                                      Herrmann

SSR LARGE-CAP  BLK Select        Change to         S&P 500                 BLK quantitative equity team     BLK Select Equity
ANALYST        Equity            active quant                              led by David Byrket & Fred
                                                                           Herrmann

SSR LARGE-CAP  BLK Large-Cap     Change to         Russell 1000(R)         BLK quantitative equity team     BLK Large-Cap Value
VALUE          Value             active quant      Value                   led by David Byrket & Fred
                                                                           Herrmann

SSR LEGACY     BLK Legacy        Keep active       Russell 1000(R)         SSR large-cap growth team led    SSR Legacy
                                 fundamental       Growth                  by Ed Dowd & Jeff Lindsey

SSR MID-CAP    BLK Mid-Cap       Keep active       Russell Midcap(R)       Merged team led by Eileen        BLK Mid-Cap Growth
GROWTH         Growth            fundamental       Growth                  Leary (SSR) & Neil Wagner
                                                                           (BLK)

SSR MID-CAP    BLK Mid-Cap       Keep active       Russell Midcap(R)       Merged team led by Anthony       SSR Mid-Cap Value
VALUE          Value             fundamental       Value                   Forcione (SSR) & Wayne
                                                                           Archambo (BLK)

SSR MONEY      BLK Money         Keep relative     N/A                     BLK Advisors & BLK               BLK Money Market
MARKET         Market            value                                     Institutional Management Corp.

                                     *SSR: State Street Research; BLK: BlackRock

The information above is as of November 2004 and is subject to change. The reorganizations are subject to shareholder approval and the closing of BlackRock's acquisition of SSRM.

FOR USE WITH BROKER/DEALERS ONLY.
NO PORTION OF THIS PUBLICATION MAY BE SHOWN OR DISTRIBUTED TO THE PUBLIC OR USED IN ORAL OR WRITTEN FORM IN SOLICITING SALES.

Member NASD, SIPC
(C)2004 State Street Research Investment Services, Inc.
One Financial Center
Boston, MA 02111-2690
www.ssrfunds.com
CONTROL NUMBER:(exp0205)                                    SSR-LD SSR-9123-1104